FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.1                       Document: Trading Statement









                NORTHERN ROCK PRE CLOSE PERIOD ANALYST MEETINGS


INTRODUCTION

Northern Rock plc will shortly be meeting analysts ahead of its close period for the twelve months ending 31 December 2002. This announcement details the information that will be provided at those meetings.

STRATEGY

Northern Rock's virtuous circle strategy is predicated on low cost operations along with product innovation, systems efficiency and customer-friendly distribution to produce attractive products at competitive prices. This culminates in strong growth in high quality assets to provide low risk, attractive returns to shareholders.

OVERVIEW

Operating performance for the year should be at the top of the range of expectations, building on the excellent progress made in 2001. Financial results are also anticipated to be in line with our operational performance and we are comfortable that we should achieve results towards the top end of the consensus range. (The current PBT range is GBP317m to GBP326m based on current published estimates from 17 major bank research analysts.)

ECONOMIC BACKGROUND AND MARKET OUTLOOK

During 2002, Bank Base Rate has been held at 4%, unemployment (claimant count) has remained fairly static at around one million and GDP growth is forecast to be in the region of 1.5%. The demand for housing has remained very strong and the mortgage market has continued to be underpinned by sound economic fundamentals, culminating in record levels of gross and net residential lending in the UK.

Looking forward, economic forecasts indicate that GDP growth will tick up to around the 2.0% level next year, whilst unemployment is set to remain broadly stable. Interest rates are expected to stay low and remain that way for longer than anticipated and we believe that, during 2003, house price inflation will return slowly to more long term sustainable levels. The net effect of these economic forecasts would mean that affordability indices are likely to remain strong despite the higher level of household indebtedness.

The mortgage market is anticipated to quieten from current highs, but front-end incentives will continue to encourage remortgaging (even more so if interest rates were to rise). Because of Northern Rock's relative size (4% of outstanding stock), low unit costs and excellent retention of existing customers, we expect to achieve our strategic target of growing assets under management by 15% - 25% per year.

LENDING

Business volumes have been good in all lending areas - with total net lending up 25% year to date compared to the same period last year - but particularly so in residential lending which is over 40% higher. In 2002, organic net residential lending is expected again to be around twice our share of UK mortgage stock. Including the growth in net balances from the Legal & General Bank acquisition, market share will be comfortably more than twice "natural" share, confirming Northern Rock's position as a growth stock.

Our transparent and equitable policy of allowing existing mortgage customers to transfer to any product available to new customers has helped our level of residential redemptions remain below our natural share.

With a pipeline of new business of over GBP3.7 billion, 50% higher than a year ago, Northern Rock confirms it should meet its lending expectations this year whilst ensuring that strong lending momentum will be carried forward into 2003.

ARREARS AND PROVISIONS

Credit quality remains excellent with mortgage arrears at half the industry average, reflecting the low risk profile of our new lending. During 2002, we have succeeded in reducing the proportion of higher LTV loans and first time buyer loans that we have underwritten, which will support and improve further the quality of our mortgage book. The average indexed LTV of our on-balance sheet mortgage book is now 59.4%.

In order to protect our lending asset quality, unsecured lending continues to be focused on customers with whom we have a secured loan and we have sustained our planned, more modest growth in the commercial lending book, which is secured on property.

Provisioning policies remain prudent and consistent with those previously published and the increased charge for 2002 will reflect the higher volumes of business we have generated and the mix of our lending portfolios.

FUNDING

Funding from all three areas - retail, wholesale and securitisation - has grown and continued to diversify. Retail balances still fund almost 50% of balance sheet assets and retail intake during 2002 has been strong, supported by fixed rate bonds, cash ISA sales and on-line tracker products. The acquisition of L&G Bank has provided a further GBP1.2 billion of retail cash deposits.

We continue to take advantage of wholesale funding and securitisation opportunities. We have issued GBP5.7 billion of securitised notes during 2002 - including, for the first time, GBP500 million of 100% risk weighted commercial assets - and retain our position at the forefront of securitisation in the UK.

It is anticipated that total net funding will be in excess of GBP8.5 billion in 2002.

TREASURY

Northern Rock's Treasury function acts as an integrated part of the business not as a separate profit centre. It facilitates wholesale funding, securitisation issues and liquidity management. Liquid Assets are invested for security not yield, which can be demonstrated by the profile of our investments where 72% of the portfolio is rated "AA" or better and over 93% is single "A" or better.

LEGAL & GENERAL BANK

In July 2002, in a move which strengthened the existing relationship, Legal & General Group plc and Northern Rock plc announced the sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd to Northern Rock for an estimated total of GBP131 million; net assets being GBP95 million and goodwill GBP36 million.

The acquisition, which took effect in August, supplemented Northern Rock's organic growth. The integration process is on schedule and the Legal & General mortgage book has already been successfully transferred across to Northern Rock. In 2002, goodwill and non-recurring costs of around GBP4 million will be offset by additional income from the acquired business and, in January 2003, we expect to complete the integration of this business into Northern Rock's operations.

ASSETS UNDER MANAGEMENT

For the ten months ended October 2002, assets under management have grown by 29% and now exceed GBP40 billion. This comprises organic growth of 23.1% with the remaining 5.9% being those assets acquired from Legal & General. At the end of December, assets under management are expected to have grown during the year by c.33% to over GBP41 billion.

SPREADS

At the half year stage, Northern Rock's interest spread was running at 98bps. During the second half of 2002, the natural spread erosion caused by high growth (in what is essentially a commoditised market) and our increasing securitisation programme has been largely offset by the normalisation of the Libor/Bank Base Rate gap. Consequently, spreads at the year end are expected to be almost identical to those at 30 June 2002, resulting in total income growth being in excess of our mid-teens target.

Our strategic objective is to improve cost effectiveness and capital efficiency to allow us to compete even more effectively on price in a competitive mortgage market.

CAPITAL

Given our high growth strategy and the delay to the introduction of the Basel II Accord, we have taken the opportunity to raise additional non-equity capital this year. We have raised GBP200 million of Tier 1 notes and an additional GBP525 million of subordinated debt in 2002. As well as bolstering our capital position to support our growth model, these issues have been completed at favourable prices and serve to lower our weighted average cost of capital. In addition they provide a capital cushion to finance our growth during 2003 when we anticipate capital raising to be generally more difficult and expensive.

COSTS

Cost growth for the full year is expected to be below our target range of half to two thirds of growth in assets under management and also set to be less than income growth.

We continue to invest in order to grow our business and we anticipate that both unit cost ratios will show an improvement at the year end.

SUMMARY

Northern Rock is delivering against its strategy in 2002 and is set to continue to do so.

Further, more detailed, information on our 2002 trading performance will be provided at the time of the preliminary results - to be announced on Wednesday 29 January 2003.

COMMENT

Adam J Applegarth, Chief Executive, said: "Northern Rock's performance in 2002 has been excellent and is set to hit all our targets.

As the housing market slows, I still expect Northern Rock to achieve its strategic targets for growth. A combination of front-end pricing keeping remortgaging strong, together with our relatively small size, unit cost advantage and customer retention, will mean that we will continue to deliver strong growth of high quality, low risk, assets."



City Contacts                                    Press Contacts

Bob Bennett                                      Tony Armstrong
Group Finance Director                           Director of Corporate Relations
0191 279 4346                                    0191 279 4676

David Noble                                      Ron Stout
Director of Institutional Relations              PR Manager
0191 279 4999                                    0191 279 4676

Richard Moorin                                   James Murgatroyd
Investor Relations Manager                       Finsbury Limited
0191 279 4093                                    0207 251 3801




Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2002, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 26 November 2002          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary